UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Departure of Director and Principal Officer

On June 30, 2026, Mr. Raymond Chung resigned from his position as the Chief Financial Officer and a director of TOYO Co., Ltd, a Cayman Islands exempted company (“we,” “us” or the “Company”), effective immediately. Mr. Chung’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Director and Principal Officer

On June 30, 2026, the board of directors of the Company appointed Mr. Yasunari Harada as the Chief Financial Officer and a director of the Company, effective July 1, 2026. In connection with the appointment, on July 1, 2026, the Company entered into an employment agreement and an indemnification agreement with Mr. Harada. The terms of the agreements are consistent with the Company’s standard arrangements for its directors and executive officers.

The following sets forth certain information concerning the past employment history of Mr. Harada and his qualifications to serve as a director of the Company:

Mr. Yasunari Harada serves as our Chief Financial Officer and a director. Mr. Harada has over 30 years’ experience in management and international finance, with a focus on the financial sector. Mr. Harada has served as a director of Khan Bank since October 2022. From December 2021 to June 2026, Mr. Harada served as the President and Representative Director of HS Holding Co., Ltd and has served as an advisor of HS Holding Co., Ltd since June 2026. From June 2022 to June 2026, Mr. Harada served as a director of JSC Solid Bank. From March 2022 to June 2026, Mr. Harada served as a director of Kyrgyzkommertsbank. From December 2021 to June 2026, Mr. Harada served as a director of H.S. International (Asia) Limited. From December 2021 to July 2022, Mr. Harada served as an advisor to Japan Kikan Capital and was a partner from July 2021 to December 2021. From February 2013 to July 2021, Mr. Harada was a Managing Director at Société Générale Securities, Tokyo Branch focusing on the financial sector. From July 2008 to February 2013, Mr. Harada was a Managing Executive Officer at Renaissance Capital Group Co., Ltd focusing on corporate restructurings. From February 2004 to July 2008, Mr. Harada was an Executive Director at BNP Paribas Securities, Tokyo Branch focusing on the financial sector. From August 2001 to February 2004, Mr. Harada served as Vice President at Morgan Stanley Securities, Tokyo Branch focusing on the financial sector and corporate restructurings. Mr. Harada began his career with the Industrial Bank of Japan in 1992. Mr. Harada has a bachelor of laws degree from Kyushu University and is fluent in Japanese and English.

We believe Mr. Harada is qualified to serve as our director because of his extensive experience in management and international finance.

Copies of the form of the employment agreement and the form of the indemnification agreement are attached as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K and are incorporated herein by reference. The foregoing descriptions of the employment agreement and the indemnification agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the employment agreement and the indemnification agreement.

On July 1, 2026, the Company issued a press release announcing the appointment of Mr. Harada as the Chief Financial Officer and a director of the Company. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-290952 and 333-296846) and Form S-8 (File No. 333-284642) to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed by the Company with the SEC on March 25, 2026)
10.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K filed by the Company with the SEC on March 25, 2026)
99.1	Press release dated July 1, 2026

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: July 6, 2026

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